SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/21/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
74,899

8. SHARED VOTING POWER
93,774

9. SOLE DISPOSITIVE POWER
74,899
_______________________________________________________

10. SHARED DISPOSITIVE POWER
93,774

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
168,673 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
1.27%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
74,899

8. SHARED VOTING POWER
93,774

9. SOLE DISPOSITIVE POWER
74,899
_______________________________________________________

10. SHARED DISPOSITIVE POWER
93,774

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
168,673 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
1.27%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
74,899

8. SHARED VOTING POWER
93,774

9. SOLE DISPOSITIVE POWER
74,899
_______________________________________________________

10. SHARED DISPOSITIVE POWER
93,774

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
168,673 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
1.27%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
74,899

8. SHARED VOTING POWER
93,774

9. SOLE DISPOSITIVE POWER
74,899
_______________________________________________________

10. SHARED DISPOSITIVE POWER
93,774

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
168,673 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
1.27%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #10 to the schedule 13d filed September 23, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 11/20/18 tender offer press release issued by SWZ there were 13,267,110 shares of common stock outstanding as of 11/19/18. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew
Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of November 21, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 168,673 shares of SWZ (representing 1.27% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 168,673 shares of
SWZ include 74,899 shares (representing 0.56% of SWZ's outstanding shares)
that are beneficially owned by: Messrs. Goldstein, Dakos, and Samuels and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Partners, LP, and MCM Opportunity Partners, LP, (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds and Messrs. Goldstein, Dakos and Samuels may be deemed to constitute a group. All other shares included in the aforementioned 168,673 shares of SWZ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 93,774 shares (representing 0.71% of SWZ's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 74,899 shares. Bulldog Investors, LLC has shared power to dispose of and vote 93,774 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) The following shares of SWZ were received from a reinvested dividend distribution:


Date			Shares		Price
10/19/18		964,339		7.8957


The following shares of SWZ were tendered for cash:

Date			Shares		Price
11/21/18		2,872,420	7.86



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) The Reporting Persons ceased to be the beneficial owner of more than 5% of SWZ's common stock on November 21, 2018 based on the November 20, 2018 issue press release.


ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/23/2018

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.